02044971

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

RECD S.E.C.

JUN 2 7 2002

1086

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 2001

OR

[] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ______________ to ______________

Commission file number 001-15059

A. Full title of the plan and the address of the plan, if different from that of the issuer below:

Nordstrom Profit Sharing and 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nordstrom, Inc.
1617 Sixth Avenue, Seattle, Washington 98101

PROCESSED

JUL 1 6 2002

THOMSON
FINANCIAL

Required Information

a) Financial Statements

b) Exhibits

(23.1) Independent Auditors' Consent is filed herein as an Exhibit.

(99.1) Nordstrom Profit Sharing Plan, as amended and restated on December 28, 2000, is hereby incorporated by reference from the Plan's Form 11-K for the year ended December 31, 2000, Exhibit 99.1.

(99.2) Nordstrom 401(k) Plan, as amended and restated on December 28, 2000, is hereby incorporated by reference from the Plan's Form 11-K for the year ended December 31, 2000, Exhibit 99.2.

(99.3) Amendment 2001-1 to the Nordstrom Profit Sharing Plan, (2000 Restatement), is filed herein as an Exhibit.

(99.4) Amendment 2001-1 to the Nordstrom 401(k) Plan, (2000 Restatement), is filed herein as an Exhibit.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Nordstrom Profit Sharing and 401(k) Plan

Date: June 26, 2002

Michael G. Koppel
Executive Vice President and
Chief Financial Officer

Nordstrom Profit Sharing and 401(k) Plan

FORM 11-K Exhibit Index

This exhibit list is provided pursuant to the requirement of the Securities Exchange Act section 240.0-3.

Exhibit Reference	Exhibit Description	Manually Signed Original Sequential Page Number
(23.1)	Independent Auditors' Consent	12
(99.1)	Nordstrom Profit Sharing Plan, as amended and restated on December 28, 2000	Incorporated by reference from the Plan's Form 11-K for the year ended December 31, 2000, Exhibit 99.1
(99.2)	Nordstrom 401(k) Plan, as amended and restated on December 28, 2000	Incorporated by reference from the Plan's Form 11-K for the year ended December 31, 2000, Exhibit 99.2
(99.3)	Amendment 2001-1 to the Nordstrom Profit Sharing Plan, (2000 Restatement)	13
(99.4)	Amendment 2001-1 to the Nordstrom 401(k) Plan, (2000 Restatement)	18

NORDSTROM PROFIT SHARING AND 401(k) PLAN

FINANCIAL STATEMENTS FOR THE
YEARS ENDED DECEMBER 31, 2001 AND 2000, AND
SUPPLEMENTAL SCHEDULES FOR THE
YEAR ENDED DECEMBER 31, 2001, AND
INDEPENDENT AUDITORS' REPORT

Deloitte & Touche LLP

NORDSTROM PROFIT SHARING AND 401(k) PLAN

TABLE OF CONTENTS

Deloitte & Touche LLP
Suite 4500
700 Fifth Avenue
Seattle, Washington 98104-5044

Tel: (206) 292-1800
Fax: (206) 343-7809
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Administrative Committee
Nordstrom Profit Sharing and 401(k) Plan
Seattle, Washington

We have audited the accompanying statements of net assets available for benefits of the Nordstrom Profit Sharing and 401(k) Plan (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 2001, and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 24, 2002

Deloitte
Touche
Tohmatsu

NORDSTROM PROFIT SHARING AND 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS:		
Investments, at fair value (Note 2)	$939,992,266	$ 987,365,453
Employer contributions receivable	35,338,976	29,136,406
Accrued interest and dividends receivable	41,383	1,983,902
Other assets	1,983,290	1,947,534
Total assets	977,355,915	1,020,433,295
LIABILITIES:		
Trustee and administrative fees payable	234,003	575,266
NET ASSETS AVAILABLE FOR BENEFITS	$977,121,912	$1,019,858,029

See notes to financial statements.

NORDSTROM PROFIT SHARING AND 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2001

ADDITIONS:	
Employer contributions	$ 42,359,623
Participant contributions	54,085,897
Investment income (loss):	
Net realized and unrealized investment losses	(77,934,199)
Investment income	34,943,207
Total investment loss	(42,990,992)
Other transfers in	1,009,117
Total additions	54,463,645
DEDUCTIONS:	
Benefit payments to participants	(88,760,971)
Trustee fees, administrative expenses, and other, net	(1,166,899)
Transfer to Nordstrom.com (Note 1)	(7,271,892)
Total deductions	(97,199,762)
NET DEDUCTIONS	(42,736,117)
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	1,019,858,029
End of year	$ 977,121,912

See notes to financial statements.

NOTE 1: THE PLAN

General: The Nordstrom Profit Sharing and 401(k) Plan (the Plan), as amended, was originally established January 1, 1953. The Plan consists of two components: the Nordstrom Profit Sharing Plan, a trusteed noncontributory individual account profit sharing plan (profit sharing feature) and, effective February 1, 1988, the Nordstrom 401(k) Plan (401(k) plan feature). Participants should refer to the Plan documents for a more complete description of the Plan's provisions.

All employees of Nordstrom, Inc. and subsidiaries (the Company), with the exception of Nordstrom.com LLC employees, are eligible to participate in the Plan on February 1 (for the profit sharing feature only) or the first of the month coinciding with or following three months from their employment date (for the 401(k) plan feature only). Employees who have attained age 21 and completed 1,000 hours during the payroll calendar year shall commence participation in the Plan not later than the earlier of (a) the first day of the Plan year following the date the employee meets those requirements or (b) the date that is six months after the date the employee meets those requirements. Participants are eligible to receive employer contributions on the anniversary date of the Plan following the completion of one full year of service as defined by the Plan. Eligible participants must work at least 1,000 hours during the payroll calendar year and be employed on December 31 (profit sharing feature only) to remain eligible.

The 401(k) plan feature was amended on June 29, 2001, at which time the Plan entry dates were modified from the prior semiannual dates to monthly dates after three months of employment. Automatic enrollment was also added whereby participants initially participating after August 1, 2001, shall automatically be enrolled in the Plan with a salary deferral contribution equal to 2% of compensation. After enrollment, employees have the option to change their salary percentage deferral in accordance with the Plan, or revoke such enrollment.

The profit sharing feature of the Plan was amended on June 29, 2001, at which time, effective March 20, 2001, all profit sharing money was open to loan availability, investments in the Profit Sharing General Fund were mapped to a new fund (Wells Fargo General Balanced Fund), and all amounts in participants' profit sharing accounts became participant directed.

Employer and employee contributions:

Profit sharing feature: The annual Company contribution to the Plan is determined at the discretion of the Board of Directors. Effective March 20, 2001, all profit sharing contributions are invested in participant-directed investments. Prior to that date, all profit sharing contributions were invested in nonparticipant-directed investments. The Company's contribution for each Plan year is allocated based on years of service among the actively employed participants of the Plan on December 31 who had 1,000 hours of service. Employees with one to two years of service receive up to 1% of their annual salary; employees with three to four years of service receive up to 2% of their annual salary; and employees with five or more years of service receive up to 3% of their annual salary.

401(k) plan feature: Employees may elect to defer 1% to 15% of eligible compensation on a pretax basis. The Company's contribution consists of a match of 100% of participants' voluntary contributions up to 4% of the participants' payroll calendar year compensation subject to regulatory limitations.

Investment programs:

Profit sharing feature: Prior to March 20, 2001, the assets of this feature were nonparticipant directed and invested, primarily at the discretion of the Company, in domestic equities, international equities, and fixed income securities. Participants also had the option, once they attained the age of 55 and were 100% vested, to direct their investments to a low-risk fund.

Effective March 20, 2001, the assets of this feature are now all participant directed and invested, primarily at the discretion of the participant, within any of the available funds.

401(k) plan feature: Participants who are enrolled in the 401(k) plan feature are able to direct their investments (including Company matching contributions) among the following funds (effective March 20, 2001, these funds now include the Wells Fargo General Balanced Fund):

Wells Fargo General Balanced Fund: This fund is primarily made up of domestic equities, international equities, and fixed income securities.

Nordstrom, Inc. common stock: Shares of common stock of Nordstrom, Inc., the Plan sponsor.

Putnam Money Market Fund: This fund seeks current income and safety of principal by investing in short-term, high quality money market securities.

Putnam Vista Fund: This fund seeks capital appreciation by investing mainly in a variety of stocks that have the potential for above-average growth, including those of widely traded larger companies, smaller, lesser known companies, and, currently, mostly midsize firms.

Putnam Investors Fund: This fund seeks long-term growth of capital by investing mainly in stock of blue chip companies and large, well-established companies, selected from a broad range of industries. The fund targets companies that are enjoying rising sales and profits and that have dominant positions within their industries.

EuroPacific Growth Fund: This fund invests in stocks of companies located outside the United States, primarily in Europe and the Pacific Basin. The companies range from small firms to multinational corporations located in major foreign markets. This is a high-risk investment with the potential for high returns and long-term growth.

Putnam S&P 500 Index Fund: This fund is for investors seeking a return, before the assessment of fees, that closely approximates the return of the S&P 500 Index, which is an indicator of U.S. stock performance.

Putnam Fund for Growth and Income: This fund seeks capital growth and current income by investing mainly in attractively priced stocks of mature companies that offer long-term growth potential while also providing income.

George Putnam Fund of Boston: This fund seeks a balance of capital growth and current income by investing in a well-diversified portfolio composed mostly of stock and corporate and U.S. government bonds.

PIMCO Total Return Fund: This fund seeks maximum current income and price appreciation consistent with preservation of capital and prudent investment management. The fund targets intermediate-maturity fixed income securities from all major sectors of the bond market.

Putnam Stable Value Fund: This fund invests in guaranteed investment contracts issued by insurance companies and other types of bank investment contracts.

Neuberger Berman Genesis Trust: This fund invests mainly in common stocks of small-capitalization companies, which it defines as those with a total market value of no more than $1.5 billion at the time the fund first invests in them.

Harris Direct Account (formerly CSFB): This investment alternative allows participants to purchase and sell equities with assets funded from their retirement plan accounts. Participants are not permitted to make direct contributions to their Harris Direct Account. Participants should refer to the Plan documents for specific terms and restrictions.

Participation in investment activity:

Profit sharing feature: Participants share daily in the investment income of the profit sharing plan's investment assets based on their individual percentage of ownership.

401(k) plan feature: Individual accounts are credited daily with a pro rata share of investment income experienced by the respective 401(k) plan funds into which their account balances have been directed.

Vesting in the Plan: On termination of employment for reasons other than retirement, disability, or death, the amounts credited to the accounts of participants are vested as follows:

Profit sharing feature: Participants are 100% vested in Company contributions received subsequent to January 1, 2000. For contributions received prior to January 1, 2000, participants are vested 20% after completing three years of service and will be credited with an additional 20% vesting for each additional year of service (1,000 hours of service in a Plan year) until 100% vested at seven years. Employees who terminate employment due to retirement, death, or disability are 100% vested in their Plan accounts.

401(k) plan feature: Participants receive the Company's matching contributions if they have worked at least 1,000 hours during the Plan year and are employed on December 31. Effective January 1, 2000, participants are vested 33% after completing one year of service subsequent to receipt of the contribution and will be credited with an additional 33% vesting until 100% vested at three years. Company matching contributions received prior to January 1, 2000, are 100% vested.

Forfeitures: Forfeitures are used to offset future employer matching contributions first to the Nordstrom 401(k) Plan and then to the Nordstrom Profit Sharing Plan. Forfeitures are allocated to participants in the same manner in which the employer's matching contributions are allocated. During the year ended December 31, 2001, employer contributions were offset by forfeitures of $6,812,363.

Benefits: On termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's account balance. For termination of service due to other reasons, a participant will receive the value of the vested interest in his or her account as a lump-sum distribution. When an active participant reaches age 60 and continues to work for the Company, the participant is eligible to receive a partial or full distribution of his or her retirement benefits.

Payment of benefits: Benefits are recorded when paid.

Participant loans: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms are a maximum of 60 months or up to 20 years for the purchase of the principal residence of a participant. The loans are secured by the balance in the participant's account and bear fixed interest at rates commensurate with prevailing rates but not less than 1% over the then current prime rate at the employee's principal bank. Interest rates for participant loans outstanding range from 5.75% to 10.50% and are determined at the time the loan is approved. Principal and interest are paid bimonthly through payroll deductions.

Trustees and administrator of the Plan: The trustees of the Plan are Putnam Fiduciary Trust Company (401(k) feature only) and Wells Fargo Bank, N.A. (profit sharing feature only). Effective March 20, 2001, Frank Russell Trust Company is no longer a trustee of the Plan.

The Plan is administered by the Company in conjunction with the Profit Sharing and Benefits Committee, a six-member committee appointed by the Board of Directors comprising the following individuals:

- Mary D. Amundson – Divisional vice president of employee benefits
- Jammie Baugh – Executive vice president, Human Resources
- Michael G. Koppel – Executive vice president and chief financial officer
- D. Wayne Gittinger – Director
- Bruce A. Nordstrom – Chairman of the Board of Directors
- Joel T. Stinson – Executive vice president and chief administrative officer

Administrative services were provided to the Plan by Putnam Fiduciary Trust Company for the year ended December 31, 2001.

Termination of the Plan: The Company reserves the right to suspend, discontinue, or terminate the Plan at any time. A suspension or discontinuance will not constitute termination of the Plan.

In the event the Plan is terminated, the respective accounts of the participants under the Plan shall become fully vested and nonforfeitable. After payment of expenses properly chargeable against the Plan, the trustees shall distribute all Plan assets to the participants in the proportions determined by their respective accounts.

Tax status: The Internal Revenue Service has determined and informed the Company by a letter dated August 6, 2001, that the Plan is designed with the applicable requirements of the Internal Revenue Code.

Basis of accounting: The accompanying financial statements have been prepared on the accrual basis of accounting.

Other assets: This amount represents the cash surrender value of the New England Life Insurance policy. Prior to fiscal year 1993, after five years in the Plan, participants were allowed to purchase life insurance with up to 25% of their annual contributions. This option was terminated in May 1992; however, the Plan still holds previously purchased life insurance for participants.

Investment income: Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net unrealized and realized investment gains and losses are calculated based upon the fair value at the beginning of the year of investments held at that date and the cost of investments purchased during the year.

Transfer to Nordstrom.com: During the Plan year, $6,833,155 in profit sharing account balances and $438,737 in 401(k) account balances were transferred from the Plan to the Nordstrom.com 401(k) plan for certain former employees of Nordstrom, Inc. who became employees of Nordstrom.com LLC.

Benefits payable: Benefits payable to participants who have withdrawn from participation in the Plan as of December 31, 2001 and 2000, were $251,517 and $-0-, respectively.

NOTE 2: INVESTMENTS

The Plan's investments are held by the trustees and are recorded at fair value based on quoted market prices at December 31, 2001 and 2000, except for the guaranteed investment contract fund, which is fully benefit responsive and is recorded at contract value, which approximates fair value. The following table presents the fair value of investments that represent 5% or more of the Plan's net assets recorded at December 31:

	2001	2000
Wells Fargo General Balanced Fund	$ 479,890,943	$ –
George Putnam Fund of Boston	74,914,110	66,992,652
Putnam Fund for Growth and Income	61,299,083	58,720,621
EuroPacific Growth Fund	61,231,652	62,053,552
Putnam Vista Fund	56,347,926	73,118,335
Putnam Stable Value Fund	55,860,632	–
Nordstrom, Inc. common stock	51,842,336	–
Wells Fargo General Fund	–	594,075,097*

* Nonparticipant-directed (Note 1)

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Common stock	$ 5,344,720
Mutual funds	(80,851,374)
Common/collective trust	(1,542,473)
Brokerage assets	(885,072)
	$ (77,934,199)

NOTE 3: NONPARTICIPANT-DIRECTED INVESTMENTS

Prior to March 20, 2001, participants' employer profit sharing contributions were nonparticipant-directed and were invested within the Profit-Sharing General Fund held by Wells Fargo Bank. The following represents the significant changes in net assets for nonparticipant-directed investments for the period from January 1, 2001, through March 19, 2001:

Additions:	
Employer contributions	$ 1,041,926
Participant contributions	108
Deductions:	
Net realized and unrealized investment losses	(28,705,426)
Transfers and other	(550,618,202)
Payments to participants	(15,767,622)
Trustee fees and administrative expenses	(25,881)
	$ (594,075,097)

NOTE 4: RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the amounts reflected in the Form 5500 as filed by the Company with the Internal Revenue Service as of December 31:

	2001	2000
Net assets available for benefits per the financial statements	$ 977,121,912	$ 1,019,858,029
Trustee and administrative fee payable	234,003	575,266
Other	–	710
Net assets available for benefits per Form 5500	$ 977,355,915	$ 1,020,434,005

NORDSTROM PROFIT SHARING AND 401(k) PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

Issuer	Investment description	Investment type	Fair value
Putnam Fiduciary Trust Company*	Nordstrom, Inc. common stock	Common stock	$ 51,842,336
Putnam Fiduciary Trust Company*	Putnam Vista Fund	Mutual fund	56,347,926
Putnam Fiduciary Trust Company*	Putnam Investors Fund	Mutual fund	12,706,372
Putnam Fiduciary Trust Company*	EuroPacific Growth Fund	Mutual fund	61,231,652
Putnam Fiduciary Trust Company*	Putnam Fund for Growth and Income	Mutual fund	61,299,083
Putnam Fiduciary Trust Company*	George Putnam Fund of Boston	Mutual fund	74,914,110
Putnam Fiduciary Trust Company*	PIMCO Total Return Fund	Mutual fund	9,773,064
Putnam Fiduciary Trust Company*	Neuberger Berman Genesis Trust	Mutual fund	12,879,273
Putnam Fiduciary Trust Company*	Putnam S&P 500 Index Fund	Common/collective trust	17,199,270
Putnam Fiduciary Trust Company*	Putnam Stable Value Fund	Common/collective trust	55,860,632
Putnam Fiduciary Trust Company*	Pending cash account		18,347
Putnam Fiduciary Trust Company*	Harris Direct Account	Brokerage assets	4,035,994
Putnam Fiduciary Trust Company*	Putnam Money Market Fund	Money market fund	1,158,530
Wells Fargo Bank*	General Balanced Fund	Mutual fund	479,890,943
Participant loans*			40,834,734
			$939,992,266

*Party-in-interest

NORDSTROM PROFIT SHARING AND 401(k) PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2001

Transactions reportable as defined by 29 CFR 2520.103-6 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 for nonparticipant-directed investments for the period from January 1, 2001, through March 19, 2001, are as follows:

Identity of party involved	Description of investment	Number of purchases	Total purchase price	Number of sales	Proceeds from sales during the year	Net gain
Single transactions:						
Wells Fargo Bank:*						
Short Term Income Fund Retirement Plan	Cash and cash equivalents	1	$ 94,979,541	–	$ –	$ –
Short Term Income Fund Retirement Plan	Cash and cash equivalents	1	76,766,287	1	88,030,021	–
Frank Russell:*						
FRTC Equity I Fund	Commingled fund	–	–	1	81,006,574	37,867,230
FRTC Fixed Income I Fund	Commingled fund	–	–	1	69,956,509	20,936,588
Series of transactions:						
Wells Fargo Bank:*						
Short Term Income Fund Retirement Plan	Cash and cash equivalents	91	310,241,299	25	280,484,470	–
Putnam Investors Fund CL-Y D#22	Common equities	2	56,090,000	–	–	–
Dodge & Cox Income Fund Com #147	Fixed income securities	2	66,842,000	–	–	–
PIMCO Funds Total Return Fund #35	Fixed income securities	2	65,246,000	–	–	–
Frank Russell:*						
FRTC Fixed Income I Fund	Commingled fund	–	–	3	71,408,988	21,368,217

* Party-in-interest

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement Nos. 333-18321, 333-40064, 333-40066, 333-63403, and 333-79791 on Form S-8 and Registration Statement Nos. 333-59840 and 333-69281 on Form S-3, each of Nordstrom, Inc. and subsidiaries, of our report dated June 24, 2002, appearing in this Annual Report on Form 11-K of Nordstrom Profit Sharing and 401(k) Plan for the year ended December 31, 2001.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Seattle, Washington
June 24, 2002

AMENDMENT 2001-1
to the
NORDSTROM PROFIT SHARING PLAN
(2000 Restatement)

The 2000 Restatement of the Nordstrom Profit Sharing Plan (the "Plan") is amended effective as stated below, pursuant to section 15.2 of the Plan, to comply with the request of the Internal Revenue Service on review of the Plan's qualified status and to make further plan design, administrative and clarifying changes.

1. Section 2.7 ("Compensation") is amended as requested by IRS to include deferral compensation under Code section 457 by adding a reference to Code section 457 to subsection 2.7-1:

"2.7-1 Items Specifically Included. Except as specifically provided herein, the term "Compensation" shall include Employer contributions made pursuant to a salary reduction agreement which are not includible in the gross income of Employee under Code §§ 125, 402(a)(8), 402(h), 403(b) or 457. For Plan Years commencing on and after January 1, 1998, "Compensation" shall also include qualified transportation fringe elective reductions under Code § 132(f)."

2. Sections 2.14 and 12.2-2(f) are amended as requested by IRS to conform references to Code § 415(c)(3) to include elective amounts otherwise excludible in the gross income of employees by reason of Code § 132(f):

"2.14 "Leased Employee" means any person (other than an employee of the recipient) who pursuant to an agreement between the recipient and any other person ("leasing organization") has performed services for the recipient (or for the recipient and related persons determined in accordance with § 414(n)(6) of the Code) on a substantially full-time basis for a period of at least one (1) year, and such services are performed under the direction and control of the employer.

A Leased Employee shall not be considered an employee of the recipient if: (i) such employee is covered by a money purchase pension plan providing: (1) a nonintegrated employer contribution rate of at least ten percent (10%) of compensation, as defined in § 415(c)(3) of the Code, but including amounts contributed pursuant to a salary reduction agreement which are excludable from the employee's gross income under §§ 125, 402(a)(8), 402(h) or 403(b) of the Code, (2) immediate participation, and (3) full and immediate vesting; and (ii) leased employees do not constitute more than twenty percent (20%) of the recipient's Non-Highly Compensated work force. Effective for Plan Years commencing on and after January 1, 1998, the above reference to compensation as defined in § 415(c)(3) shall also include amounts excludable from the employee's gross income under § 132(f)."

* * *

"12.2-2(f) For purposes of this Article XII, the term annual Compensation means compensation as defined in § 415(c)(3) of the Code, but including amounts contributed by Employer pursuant to a salary reduction agreement which are excludable from Employee's gross income under §§ 125, 402(a)(8), 402(h), 403(b) or 457 of the Code. Effective for Plan Years commencing on and after January 1, 1998, the above reference to compensation as defined in § 415(c)(3) shall also include amounts excludable from the Employee's gross income under § 132(f)."

* * *

3. Section 4.4-3 is amended to reflect the actual administrative practice of transferring Participant account balances shortly after a participant transfers from Nordstrom, Inc. to NORDSTROM.com:

"4.4-3 No Account Balance Transfer. As a transfer of employment to another member of the Nordstrom, Inc. controlled group, a Participant's transfer of employment to NORDSTROM.com does not entitle the Participant to a distribution of his or her account balance. Instead, the vested account balances of transferring Participants shall remain in the Plan until the Administrator, in its discretion, determines the appropriateness of a transfer of the accounts of all similarly situated Participants to any NORDSTROM.com Plan, provided the Plan Administrator for which agrees to maintain such Participants' Plan accounts. Effective May 7, 2001, the Administrator, with the concurrence of the Retirement Committee, approved the transfer of account balances for all affected Participants, such transfer to be accomplished as soon as administratively practicable, once the transfer documentation is approved by the receiving NORDSTROM.com Plan. The Administrator may make additional transfers as it determines in its discretion are appropriate for the reasonable administration of the Plan, provided such transfers are accepted by the transferee plan and further provided that such transferee plan administrator agrees to preserve any protected benefit to the extent required by the Code or ERISA."

4. Section 5.7-4 is amended to reflect the transition of the Plan's General Fund investments to the new General Balanced Fund, effective March 20, 2001, and the corresponding ability of Plan participants to direct the investment of their Pre-2000 Contributions thereafter:

"5.7-4 Other Transfers: Participant Direction after March 20, 2001. Prior to March 20, 2001, no transfer of assets between the General Investment and the Low-Risk Investment Funds could be made other than as provided in 5.7-3 above, and Participants did not otherwise have the ability to direct the investment of such amounts. Effective on and after March 20, 2001, all amounts credited to a Participant's account attributable to Years of Service prior to January 1, 2000, and reflected in the General Investment Fund, shall be transferred to the newly created General Balanced Fund. Similarly, effective March 20, 2001, all amounts credited to a Participant's account attributable to Years of Service prior to January 1, 2000, and reflected in the Low-Risk Investment Fund, shall be transferred to the Stable Value Fund option selected by the Retirement Committee and the Administrator. Thereafter, all amounts credited to a Participant's account shall either remain invested in the General Balanced Fund and Stable Value Fund, as applicable, or such amounts may be invested and reinvested in one (1) or a combination of investment funds to be established by the Trustee and as directed by the Participant as provided in the Nordstrom Retirement Plan Participant Investment Appendix attached hereto and incorporated into this 5.7-4 by this reference."

5. Section 6.5 ("Limitation on Annual Additions") is amended as requested by IRS to include a reference to the repeal of 415(e) by adding subsection 6.5-4:

"6.5-4 Defined Benefit Plans

(a) For Plan Years beginning before January 1, 2000: If the Employer maintains (or has ever maintained) in addition to this Plan, one or more qualified defined benefit plans, then for any limitation year, the limitations of Code section 415(e) shall apply. If, in any limitation year, the benefits provided under Employer-maintained defined contribution and defined benefit plans would exceed the allowable limits under Code section 415(e), then the amount of annual benefit that would otherwise be paid to such Participant under the defined benefit plan will be reduced to the extent necessary to comply with the limitations of Code section 415(e).

(b) For Plan Years beginning on or after January 1, 2000: The provisions of 6.5-4(a) shall no longer apply."

6. Section 9.4-6(b) is amended as requested by IRS to more closely track the language of Code § 401(a)(9), as amended by the Small Business Job Protection Act of 1996:

"9.4-6 Required Beginning Date"

* * *

"(b) Mandatory Rule. The required beginning date of a Participant who attains age seventy and one-half (70 ½) after December 31, 1996, shall be determined in accordance with (1) or (2), below:

(1) Non Five Percent (5%) Owners. The required beginning date of a Participant who is not a five percent (5%) owner is the first day of April of the calendar year following the later of the calendar year in which the Participant attains age seventy and one-half (70 ½), or the calendar year in which the Participant retires.

(2) Five Percent (5%) Owner. The required beginning date of a Participant who is a five percent (5%) owner during any year beginning after December 31, 1979, is the first day of April following the later of:

(A) the calendar year in which the Participant attains age seventy and one-half (70 ½), or

(B) the earlier of the calendar year with or within which ends the Plan Year in which the Participant becomes a five percent (5%) owner, or the calendar year in which the Participant retires."

7. Section 14.1 ("Prohibition Against Assignment") is amended as requested by IRS to provide that the Plan's anti-assignment and alienation provisions shall not apply in the case of certain judgments and settlements pursuant to Code section 401(a)(13)(C):

"14.1 Prohibition Against Assignment. The provisions of this Plan are intended as personal protection for the Participants. A Participant may not assign, anticipate or transfer any assets held for his or her benefit, including amounts credited to his or her account. The benefits under this Plan are not subject to seizure by legal process or in any way subject to the claims of the Participant's creditors, including, without limitation, any liability for contracts, debts, torts, alimony or support of any relative. The Plan's benefits or the Trust assets may not be considered an asset of a Participant in the event of his or her divorce, insolvency or bankruptcy. Effective after August 4, 1997, this section 14.1 shall not apply to preclude an offset of a Participant's benefits under this Plan pursuant to Code section 401(a)(13)(C)."

8. Section 18.1-1 is amended effective March 20, 2001, by inserting a new second sentence to 18.1-1 to reflect a Participant's ability to obtain a loan from their entire profit sharing plan account balance (with the remaining provisions of Section 18.1-1 remaining the same):

"ARTICLE XVIII: PARTICIPANT LOANS AND HARDSHIP WITHDRAWALS

"18.1 Loans to Participants.

18.1-1 Participant's Right to Borrow. Effective from and after January 1, 2001, Participants and Beneficiaries who are parties-in-interest under Section 3(14) of the Act shall have the right to borrow from their post-1999 Employer profit-sharing contribution accounts on a reasonably equivalent basis and subject to prior approval by the Loan Committee. Effective March 20, 2001, such right to borrow shall extend to the Participant's entire Employer profit-sharing plan account (inclusive of pre-2000 accounts)."

9. Section 18.2 is added, effective March 20, 2001, to provide Participants with the opportunity to withdraw all or a portion of their Profit Sharing account balance on account of a "hardship" as defined herein:

"18.2 Hardship Withdrawal. At the direction of the Administrator and in accordance with uniform rules consistently applied, the Administrator may direct Trustee to distribute a Participant's Employer profit-sharing contribution account to the Participant or his or her beneficiary in the case of "hardship" pursuant to 18.2-1 through 18.2-7 below.

18.2-1 Maximum Amount. The maximum distribution in any one (1) Plan Year shall be the entirety of the Participant's Employer profit sharing contribution account, valued as of the last valuation date, excluding any contributions receivable on such date and any outstanding Participant loans.

18.2-2 Hardship. The term "hardship" as used herein shall mean immediate and heavy financial need of the Participant resulting from (i) Uninsured Medical and Dental expenses (as described in Code § 213(d)) incurred or to be incurred by the Participant, the Participant's spouse, or Participant's dependents, (ii) purchase (excluding mortgage payments) of a principal residence for the Participant, (iii) payment of tuition or related fees for the next year of post-secondary education for the Participant, Participant's spouse or Participant's children or dependents, or (iv) payments needed to prevent the eviction of Participant from his or her principal residence or to prevent foreclosure on the mortgage of Participant's principal residence, and (v) any tax obligation which becomes payable on account of a distribution for any hardship described in (i) through (iv).

18.2-3 Evidence of Hardship. The determination of whether hardship exists shall be made consistently with Treasury Regulation § 1.401(k)-1(d)(2). The Administrator shall require the Participant to provide written certification of the facts and circumstances establishing that Participant has met one of the hardship categories and may consider other relevant evidence.

18.2-4 Fee. The Administrator may charge a reasonable fee for processing hardship withdrawals.

18.2-5 Valuation. In the event a hardship withdrawal is made by a Participant other than at a regular Valuation Date, the allocation of investment gains and losses to the account pursuant to the Plan shall be made as if such withdrawal had occurred on the preceding Valuation Date, and no gains or losses allocable to the withdrawn funds shall be credited therefor, except that a Participant's Nordstrom Stock Account, if any, shall be valued to the date of withdrawal.

18.2-6 Frequency Limitation. No more than one (1) hardship distribution may be made within any period of five (5) consecutive years, except that distributions for educational purposes may be made as needed (but no more frequently than quarterly) throughout the term of the education. In addition, a distribution otherwise qualifying as a hardship distribution may be made in the year of a Participant's termination without regard to whether a prior hardship withdrawal has occurred within the preceding five (5) years.

18.2-7 Availability Limitation. Notwithstanding anything under this Plan to the contrary, hardship withdrawals under this section 18.2 are not available to Participants unless and until they have first exhausted all other sources of funds to satisfy their hardship needs, including but not limited to: participant loans available from this Plan, the Nordstrom 401(k) Plan or the NORDSTROM.com 401(k) Plan, and hardship withdrawal distributions available from the Nordstrom 401(k) Plan or the NORDSTROM.com 401(k) Plan."

* * * * *

This Amendment 2001-1 to the Nordstrom Profit Sharing Plan (2000 Restatement) is signed pursuant to proper authority this 29th day of June, 2001.

Attest:

Brenda McCracken

NORDSTROM, INC.

By: [signature]

Title: Vice President Human Resources

081000.1411/327283.1

AMENDMENT 2001-1
to the
NORDSTROM 401(k) PLAN
(2000 Restatement)

The 2000 Restatement of the Nordstrom 401(k) Plan (the "Plan") is amended as stated below, pursuant to section 14.2 of the Plan, to comply with the request of the Internal Revenue Service on review of the Plan's qualified status and to make further plan design, administrative and clarifying changes.

1. Section 2.6 ("Compensation") is amended as requested by IRS to include deferral compensation under Code sections 132(f) and 457 by adding references to Code §§ 457 and 132(f) to subsection 2.6-1:

   "2.6-1 Items Specifically Included. Except as specifically provided herein, the term "Compensation" shall include Employer contributions made pursuant to a salary reduction agreement which are not includible in the gross income of Employee under Code §§ 125, 402(a)(8), 402(h), 403(b) or 457. For Plan Years commencing on and after January 1, 1998, "Compensation" shall also include qualified transportation fringe elective reductions under Code § 132(f)."

2. Sections 2.13 and 11.2-2(f) are amended as requested by IRS to conform references to Code § 415(c)(3) to include elective amounts otherwise excludible in the gross income of employees by reason of Code §§ 132(f) and 457:

   "2.13 "Leased Employee" means any person (other than an employee of the recipient) who pursuant to an agreement between the recipient and any other person ("leasing organization") has performed services for the recipient (or for the recipient and related persons determined in accordance with § 414(n)(6) of the Code) on a substantially full-time basis for a period of at least one (1) year, and such services are performed under the direction and control of the employer.

   A leased employee shall not be considered an employee of the recipient if: (i) such employee is covered by a money purchase pension plan providing: (1) a nonintegrated employer contribution rate of at least ten percent (10%) of compensation, as defined in § 415(c)(3) of the Code, but including amounts contributed pursuant to a salary reduction agreement which are excludable from the employee's gross income under §§ 125, 402(a)(8), 402(h), 403(b) or 457 of the Code, (2) immediate participation, and (3) full and immediate vesting; and (ii) leased employees do not constitute more than twenty percent (20%) of the recipient's Non-Highly Compensated work force. Effective for Plan Years commencing on and after January 1, 1998, the above reference to compensation as defined in § 415(c)(3) shall also include amounts excludable from the employee's gross income under § 132(f)."

* * *

"11.2-2(f) For purposes of this Article XI, the term annual Compensation means compensation as defined in § 415(c)(3) of the Code, but including amounts contributed by Employer pursuant to a salary reduction agreement which are excludable from Employee's gross income under §§ 125, 402(a)(8), 402(h), 403(b) or 457 of the Code. Effective for Plan Years commencing on and after January 1, 1998, the above reference to compensation as defined in § 415(c)(3) shall also include amounts excludable from the Employee's gross income under § 132(f)."

* * *

3. Section 4.1 is amended effective July 1, 2001, to modify the Plan entry dates from the prior semi-annual dates to monthly, after three (3) months of employment, as follows:

"4.1 Initial Participation. All Eligible Employees are eligible to participate in this Plan. Eligible employees shall begin participating in the Plan as follows:

4.1-1 Prior to July 1, 2001. Eligible Employees originally hired prior to July 1, 2001, begin participating and may elect to enroll in the Plan on the February 1 or August 1 Plan entry date coinciding with or next following the date of their employment by filing a salary deferral election with Administrator or its designated agent in accordance with 5.3.

4.1-2 After June 30, 2001. Eligible Employees originally hired after June 30, 2001, shall begin participating in the Plan on the first day of the calendar month coinciding with or next following three (3) continuous months of employment, but no earlier than October 1, 2001.

4.1-3 Latest Entry Date. Notwithstanding Sections 4.1-1 and 4.1-2, Eligible Employees who have attained age 21 and completed 1 Year of Service shall commence participation in the Plan not later than the earlier of (a) the first day of the Plan Year following the date the Eligible Employee meets those requirements, or (b) the date which is 6 months after the date the Eligible Employee meets those requirements."

4. Section 4.4-3 is amended to reflect the actual administrative practice of transferring Participant account balances shortly after a participant transfers from Nordstrom, Inc. to NORDSTROM.com:

4.4-3 No Account Balance Transfer. As a transfer of employment to another member of the Nordstrom, Inc. controlled group, a Participant's transfer of employment to NORDSTROM.com does not entitle the Participant to a distribution of his or her account balance. Instead, the vested account balances of transferring Participants will remain in the Plan until the Administrator, in its discretion, may transfer the vested accounts of all similarly situated Participants to any NORDSTROM.com Plan, provided the Plan Administrator for which agrees to maintain such Participants' Plan accounts. Any remaining non-vested amounts would remain in the Plan subject to the Plan's vesting schedule and available for transfer at the end of each Plan Year. The Administrator may make additional transfers as it determines in its discretion are appropriate for the reasonable administration of the Plan, provided such transfers are accepted by the transferee plan and further provided that such transferee plan administrator agrees to preserve any protected benefit to the extent required by the Code or ERISA.

5. Section 5.3-1(a) is added to implement, effective August 1, 2001, the automatic enrollment of newly eligible Participants upon becoming eligible to participate:

(a) Automatic Enrollment. Subject to a Participant's ability to modify his or her Salary Deferral Contributions under 5.3-4, and to such limitations as shall apply to Salary Deferral Contributions under elsewhere under the Plan, Participants initially participating under Section 4.1 after August 1, 2001, shall automatically be enrolled in the Plan with a Salary Deferral Contribution equal to two percent (2%) of Compensation during the portion of the Plan Year during which such individual is a Participant. Such automatic enrollment shall only apply upon an individual's becoming initially eligible under this Plan and shall not apply to individuals rehired by the Company. The Administrator, or its delegate, shall provide Participants with notice of such automatic enrollment (and an opportunity to revoke such automatic enrollment) within a reasonable period of time prior to the commencement of the Eligible Employee's participation under the Plan.

6. Section 6.5 ("Limitation on Annual Additions") is amended as requested by IRS to include a reference to the repeal of 415(e) by adding subsection 6.5-4:

"6.5-4 Defined Benefit Plans

(a) For Plan Years beginning before January 1, 2000: If the Employer maintains (or has ever maintained) in addition to this Plan, one or more qualified defined benefit plans, then for any limitation year, the limitations of Code section 415(e) shall apply. If, in any limitation year, the benefits provided under Employer-maintained defined contribution and defined benefit plans would exceed the allowable limits under Code section 415(e), then the amount of annual benefit that would otherwise be paid to such Participant under the defined benefit plan will be reduced to the extent necessary to comply with the limitations of Code section 415(e).

(b) For Plan Years beginning on or after January 1, 2000: The provisions of 6.5-4(a) shall no longer apply."

7. Section 6.7-5 ("ADP and ACP Limitations") is added as requested by IRS to clarify that the Plan has elected to use the prior year testing method for the non-discrimination tests under Code sections 401(k) and 401(m):

6.7-5 ADP and ACP Testing Method for NHCEs. Effective for Plan Years commencing after December 31, 1996, the Plan elects to use the prior year testing method in computing the ADP and ACP for Non-Highly Compensated Employees under the nondiscrimination rules of 401(k) and 401(m). For purpose of the limitations under this section 6.7, the provisions of Code sections 401(k)(3) and 401(m)(3) together with their specific underlying Treasury Regulations, IRS Notice 98-1 and subsequent Internal Revenue Service guidance issued under applicable Code provisions are hereby incorporated into this Plan by reference. The "first plan year" rule described in section V of IRS Notice 98-1 does not apply.

8. Section 9.4-6(b) is amended to more closely track the language of Code § 401(a)(9), as amended by the Small Business Job Protection Act of 1996:

"9.4-6 Required Beginning Date

* * *

(b) Mandatory Rule. The required beginning date of a Participant who attains age seventy and one-half (70 ½) after December 31, 1996, shall be determined in accordance with (1) or (2), below:

(1) Non Five Percent (5%) Owners. The required beginning date of a Participant who is not a five percent (5%) owner is the first day of April of the calendar year following the later of the calendar year in which the Participant attains age seventy and one-half (70 ½), or the calendar year in which the Participant retires.

(2) Five Percent (5%) Owner. The required beginning date of a Participant who is a five percent (5%) owner during any year beginning after December 31, 1979, is the first day of April following the later of:

(A) the calendar year in which the Participant attains age seventy and one-half (70 ½), or

(B) the earlier of the calendar year with or within which ends the Plan Year in which the Participant becomes a five percent (5%) owner, or the calendar year in which the Participant retires."

9. Section 13.1 ("Prohibition Against Assignment") is amended as requested by IRS to provide that the Plan's anti-assignment and alienation provisions shall not apply in the case of certain judgments and settlements pursuant to Code section 401(a)(13)(C):

"13.1 Prohibition Against Assignment. The provisions of this Plan are intended as personal protection for the Participants. A Participant may not assign, anticipate or transfer any assets held for his or her benefit, including amounts credited to his or her account. The benefits under this Plan are not subject to seizure by legal process or in any way subject to the claims of the Participant's creditors, including, without limitation, any liability for contracts, debts, torts, alimony or support of any relative. The Plan's benefits or the Trust assets may not be considered an asset of a Participant in the event of his or her divorce, insolvency or bankruptcy. Effective after August 4, 1997, this section 13.1 shall not apply to preclude an offset of a Participant's benefits under this Plan pursuant to Code section 401(a)(13)(C)."

* * * * *

This Amendment 2001-1 to the Nordstrom 401(k) Plan is signed pursuant to proper authority this 29th day of June, 2001.

Attest:

Brenda McCracken

Nordstrom, Inc.

By: [signature]

Title: Vice President Human Resources

081000.1411/327281.1